

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 1, 2009

Mr. Robert D. Koney, Jr.
Solo Cup Company
1700 Old Deerfield Road
Highland Park, IL 60035

   RE: Solo Cup Company
      Form 10-K for the fiscal year ended December 28, 2008
      Filed March 16, 2009
      File #333-116843

Dear Mr. Koney:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

         Sincerely,

         John Cash
         Accounting Branch Chief